Exhibit 99.7

SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Sphere 3D Corp. (the "Corporation")

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, Canada, M3C 1W3

Item 2 Date of Material Change

April 4, 2022 and April 5, 2022

Item 3 News Release

The news release attached hereto as Schedules "A" and "B" was issued by the Corporation and disseminated via Business Wire on April 4, 2022 and April 5, 2022, respectively.

Item 4 Summary of Material Change

On April 4, 2022, the Corporation and Gryphon Digital Mining, Inc. ("Gryphon") have mutually agreed to terminate their Agreement and Plan of Merger dated June 2, 2021, and as amended on December 29, 2021 (the "Merger Agreement").  In accordance with the Merger Agreement, Gryphon will receive 850,000 restricted common shares of the Corporation that are currently held in a third-party escrow account and the existing indebtedness owing by Gryphon to the Corporation in the principal amount of US$12,500,000 shall be forfeited.

The Corporation and Gryphon will continue their relationship through the previously disclosed Master Services Agreement, enabling the Corporation to leverage Gryphon's expertise in bitcoin mining and Gryphon to generate additional operating income through the management of the Corporation's mining fleet.

On April 5, 2022, the Corporation also announced that Peter Tassiopoulos has resigned as Chief Executive Officer and a member of the board of directors of the Corporation (the "Board") effective midnight on April 4, 2022 and Patti Trompeter, a current Board member will become the Chief Executive Officer of the Corporation immediately thereafter on April 5, 2022 at 12:01 a.m.

In addition, on April 5, 2022, Duncan McEwan, an existing member of the Board, will transition his role to Chairman of the Board replacing Vivekanand (Vic) Mahadevan, who will continue to remain on the Board.

Item 5 Full Description of Material Change

The news release attached hereto as Schedules "A" and "B" provides a full description of the material change.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The executive officer who is knowledgeable about this material change report is Kurt Kalbfleisch, Chief Financial Officer of the Corporation, at (858) 495-4211.

Item 9 Date of Report

DATED this 8th day of April, 2022.

SCHEDULE "A"

Sphere 3D Corp. and Gryphon Digital Mining, Inc.

Move Forward after Mutual Agreement Not to Proceed with Merger

• The companies plan to continue working on existing strategic initiatives, including the management of Sphere 3D's 6.0 EH/s mining fleet, which Sphere 3D expects to be operational by year-end 2022

TORONTO, Ontario, Canada, March 4, 2022 - Sphere 3D Corp. (Nasdaq: ANY), ("Sphere 3D") and Gryphon Digital Mining, Inc. ("Gryphon"), cryptocurrency mining companies dedicated to growing mining operations with a net carbon-neutral impact, have mutually agreed to terminate their merger agreement announced on June 3, 2021, and as amended on December 29, 2021.

After careful consideration by both management teams and their respective boards of directors, the parties amicably agreed to the termination due to changing market conditions, the passage of time, and the relative financial positions of the companies, among other factors.  The companies will continue their relationship through the previously disclosed Master Services Agreement ("MSA"), enabling Sphere 3D to leverage Gryphon's expertise in bitcoin mining and Gryphon to generate additional operating income through the management of Sphere 3D's mining fleet.  Both companies can now focus on their strategic opportunities to drive growth for their respective shareholders.

Sphere 3D's net-carbon neutral bitcoin mining operation continues to grow with 1,000 miners currently operational and the anticipated delivery of 2,000 S19j Pro miners in May 2022 and an additional 2,000 S19j Pro miners in June 2022.  Deliveries of the remaining 55,000 S19j Pro miners are expected to be received by year-end 2022.  As previously announced, Sphere 3D's mining fleet will remain managed by Gryphon and primarily collocated with Core Scientific.

Gryphon continues to roll out its net carbon-neutral bitcoin mining operation, with two-thirds of its 7,200 S19j Pro self-mining operation deployed as of March 31, 2022.  The MSA enables Gryphon to earn additional hashrate exposure of 1.35 exahash through the management of Sphere 3D's 6.0 exahash mining fleet, creating Gryphon's expected effective unlevered total hashrate from self-mining and MSA operations of approximately 2.1 exahash of bitcoin mining power by year-end 2022.

"Sphere 3D remains committed to building a premier industrial mining operation and already has 6.0 EH/s of capacity under contract for deliveries this year.  We are well-positioned to execute on this vision," said Duncan McEwan, Chairman of Sphere 3D.  "The Board has worked closely with our management team, and after extensive discussions, it became clear that shareholders would realize greater value if the companies operated independently as opposed to a merged entity.  We look forward to working closely with the Gryphon team to combine our expertise and realize the immense value of the bitcoin network for our shareholders."

Rob Chang, CEO at Gryphon Digital Mining added, "As a pending shareholder and operating partner of Sphere 3D, we look forward to the mutual success of both companies.  With a substantial unlevered total hashrate from our self-mining and MSA operations, Gryphon is well-positioned as it already ranks among the leading bitcoin miners in the world."

About Sphere 3D Corp.

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D's mining operation currently has 1,000 S19j Pro miners operating, expects delivery of 4,000 more in the second quarter of 2022 and 55,000 additional S19j Pro miners by year-end 2022.  Sphere 3D has approximately 6.0 EH/s of capacity under contract for deliveries this year.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

About Gryphon Digital Mining

Gryphon Digital Mining is an innovative venture in the cryptocurrency space dedicated to helping bring digital assets onto the clean energy grid.  With a talented leadership team coming from globally recognized brands, Gryphon Digital is assembling thought leaders to improve digital asset network infrastructure.  Its Bitcoin mining operation has a net carbon-negative footprint, and the company's long-term strategy is to be the first vertically integrated crypto miner with a wholly-owned, 100 percent renewable energy supply.  More information is available on https://gryphondigitalmining.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's registration statement on Form F-4, reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward looking statements are based on current expectations, and with regard to the proposed transaction, are based on Sphere 3D's and Gryphon's current expectations, which are subject to change.

No Offer or Solicitation

This communication shall not constitute a solicitation of proxy, an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

+1-858-495-4211

Kurt.kalfleisch@sphere3d.com

Gryphon Contacts

Media Contact:

media@gryphonmining.com

Investor Contact:

Rob Chang

(877) 646-3374

invest@gryphonmining.com

SCHEDULE "B"

Sphere 3D Names Patricia Trompeter CEO; Duncan McEwan Transitions to Chairman of the Board

  The Company will expand its Board of Directors to five members and establish an executive advisory board in the second quarter of 2022

TORONTO, Ontario, Canada, April 5, 2022 - Sphere 3D Corp. (Nasdaq: ANY) (Sphere 3D), dedicated to becoming the leading carbon-neutral bitcoin mining company operating at an industrial scale, has announced that Patricia Trompeter will become Sphere 3D's CEO and that Duncan McEwan will transition to be Chairman of the Board of Directors.  Peter Tassiopoulos, former CEO of Sphere 3D, will work closely with Ms. Trompeter and the board to ensure a smooth transition and remain engaged as a consultant for one year.  The changes are effective April 5, 2022.

"On behalf of the Board of Directors, I want to thank Peter for his dedication to Sphere 3D, guidance in steering the pivot to cryptocurrency mining in 2021, and commitment to a seamless transition," said Duncan McEwan, Chairman of Sphere 3D.  "The board is excited to welcome Ms. Trompeter as the first minority female CEO of a public cryptocurrency mining company.  Ms. Trompeter's strong operational and financial experience will help expedite the growth and optimization of our Company to enable us to grow our mining fleet to an industrial scale and capitalize on the enormous potential of the bitcoin mining industry."

Mr. McEwan added, "I am proud and humbled to be taking over the Chairman role from Vic (Vivekanand Mahadevan), who will remain on the board as we expand into this high-growth and lucrative industry.  We are actively engaged in identifying and adding additional board members and look forward to strengthening our board over the coming weeks."

"This is an exciting time for Sphere 3D, and it is an honor to be appointed CEO of Sphere 3D at this inflection point for the Company.  We are well-positioned to become one of the world's largest carbon-neutral bitcoin miners, with 6.0 EH/s of capacity under contract and expected to be delivered this year.  We are already operating 1,000 S19j Pro miners, and we expect to receive an additional 4,000 S19j Pro miners by the end of Q2 and 55,000 more by year-end 2022," said Patricia Trompeter, Sphere 3D's new CEO.  "We are in a strong position to grow Sphere 3D and maximize value for our shareholders.  I am focused on getting the 60,000 machines operational, building a strong team and raising the profile of Sphere 3D in the markets."

Peter Tassiopoulos, former CEO of Sphere 3D, commented, "I have been involved in various roles with the Company for the better part of a decade.  I am grateful to have had the opportunity to work with so many talented people at Sphere 3D over the years, and I am proud of the Company's recent accomplishments.  I look forward to assisting in any way possible going forward and what the next chapter brings for Sphere 3D in Patti's capable hands."

Commitment to Bitcoin

Ms. Trompeter's compensation will initially be a mix of bitcoin and currency, with her salary paid in U.S. currency and 100% of bonuses paid in bitcoin.  Her compensation will transition to 100% bitcoin as the Company grows to scale.  The Company will pay the Board of Directors' compensation predominantly in bitcoin, being one of the first boards to be compensated in Bitcoin.

Board of Directors Changes

The Company also announced that it would expand the board of directors to five members.  A search is underway for two new independent board members with relevant experience.  Duncan McEwan will transition into the Chairman role, replacing Vivekanand Mahadevan (Vic), who will remain on the board.  The board may engage a specialized search firm to help identify appropriate board candidates.  Ms. Trompeter will step into a non-independent Board role effective April 5, 2022.

Executive Advisory Board

Ms. Trompeter and the Board of Directors plan to establish an advisory board comprising senior executives from the blockchain, cryptocurrency, and related industries.  The advisors will provide strategic input as well as act as a sounding board for the Sphere 3D Board of Directors and leadership team as the Company not only grows its mining fleet but also expands into new areas of cryptocurrency and blockchain.

About Ms. Trompeter

Ms. Trompeter joined the Sphere 3D Board of Directors in April 2021.  She brings to Sphere 3D over 20 years of notable success guiding corporate turnarounds, M&A execution, finance, and acquisition integration.  In her leadership role with Sphere 3D, she leverages her experience to optimize the Company's operational and financial structures and ignite its revenue growth engines.  Her experience includes various executive leadership positions, including Board Director, CFO, controller, COO, and M&A lead, for innovative and emerging technology companies.  At GE Capital, Ms. Trompeter spent more than 15 years refining her restructuring & turnaround skills, mergers & acquisition skills, and her financial and operational expertise while growing her career.  Before leaving, she earned the role of CFO at GE Capital IT Solutions, North America, overseeing $3B in Revenue.  She is a Founder and Managing Director of Ceres Capital Ventures, LLC, an independent investment and advisory firm growing innovative technologies in emerging markets.  She also serves as a mentor for minority female-owned businesses and assists several non-profits.  Ms. Trompeter studied business administration at Marquette University, majoring in finance and economics, graduating in 1989.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  The Company's mining operation currently has 1,000 S19j Pro miners operating, expects delivery of 4,000 more in the second quarter of 2022 and 55,000 additional S19j Pro miners by year-end 2022.  Sphere 3D has approximately 6.0 EH/s of capacity under contract for deliveries this year.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions. Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's registration statement on Form F-4, reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov. These forward looking statements are based on current expectations, which are subject to change.

No Offer or Solicitation

This communication shall not constitute a solicitation of proxy, an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Kurt.kalfleisch@sphere3d.com